UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 10549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2003

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                        to

Commission file number 1-8038

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

KEY ENERGY SERVICES, INC.

6 Desta Drive, Suite 4400

Midland, TX 79705

(Name of Issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

The Key Energy Services, Inc. 401(k) Savings and Retirement Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA).  Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the fiscal years ended December 31, 2003 and 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

EXHIBITS

Designations	Description	Method of Filing

Exhibit 23	Consent of Clifton Gunderson LLP	Filed with this Report

Exhibit 23.1	Consent of Robinson Burdette Martin Seright & Burrows, L.L.P.	Filed with this Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the Key Energy Services, Inc. 401(k) Savings and Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

Date:	June 28, 2004	By:	/s/ Richard J. Alario
Richard J. Alario
President and Chief Executive Officer

EXHIBIT INDEX

Designations	Description

Exhibit 23	Consent of Clifton Gunderson LLP

Exhibit 23.1	Consent of Robinson Burdette Martin Seright & Burrows, L.L.P.

KEY ENERGY SERVICES, INC.

401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Report of Independent Registered Public Accounting Firm

The Trustees
Key Energy Services, Inc.
401(k) Savings and Retirement Plan
Midland, Texas

We have audited the accompanying statement of net assets available for benefits of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of assets (held at end of year) is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Amarillo, Texas

June 10, 2004

Robinson	a professional services firm of	1500 Broadway	telephone (806) 744-3333
Burdette	certified public accountants	Suite 1300	fax (806) 747-2106
Martin		Lubbock, Texas 79401-3107	www.rbmsb.com
Seright &
Burrows, L.L.P.

Independent Auditors’ Report

To the Trustees

Key Energy Services, Inc. 401(k) Savings and Retirement Plan

Midland, Texas

We have audited the accompanying statements of net assets available for benefits of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (“the Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002, 2001, and 2000.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets Held for Investment Purposes as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Robinson Burdette Martin Seright & Burrows, L.L.P.

Lubbock, Texas
May 13, 2003

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2003 and 2002

	2003	2002

RECEIVABLES
Sponsor contributions	$133,669	$84,628
Participant contributions	246,957	207,072

Total receivables	380,626	291,700

INVESTMENTS AT FAIR VALUE
Participant-directed:
Guaranteed investment contract	19,938,294	19,032,880
Pooled separate accounts	28,735,044	21,048,083
Nonparticipant directed:
Key Energy Employer Stock Fund	8,168,840	5,555,225

Total investments, at fair value	56,842,178	45,636,188

PARTICIPANT LOANS	4,008,436	3,307,373

Total assets	61,231,240	49,235,261

LIABILITIES	73,063	226,834

NET ASSETS AVAILABLE FOR BENEFITS	$61,158,177	$49,008,427

These financial statements should be read only in connection with the accompanying summary of significant accounting
policies and notes to financial statements.

KEY ENERGY SERVICES, INC.

401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2003 and 2002

	2003			2002
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
ADDITIONS
Investment income:
Net appreciation (depreciation) in fair value of investments	$5,787,975	$897,255	$6,685,230	$(3,900,246)	$(135,245)	$(4,035,491)
Investment interest and dividends	781,638	8,399	790,037	889,299	7,068	896,367
Investment gain (loss), net	6,569,613	905,654	7,475,267	(3,010,947)	(128,177)	(3,139,124)

Contributions:
Sponsor	2,322	2,551,888	2,554,210	11,789	2,292,465	2,304,254
Participants	8,113,908	469,746	8,583,654	7,058,529	450,159	7,508,688
Total contributions	8,116,230	3,021,634	11,137,864	7,070,318	2,742,624	9,812,942
Total additions before transfers	14,685,843	3,927,288	18,613,131	4,059,371	2,614,447	6,673,818

TRANSFERS
Investments transferred from merged plans	—	—	—	5,398,929	—	5,398,929
Loans transferred from merged plans	—	—	—	443,650	—	443,650
Other transfers, net	277,663	(277,663)	—	184,533	(184,533)	—
Total transferred assets	277,663	(277,663)	—	6,027,112	(184,533)	5,842,579
Total additions to net assets	14,963,506	3,649,625	18,613,131	10,086,483	2,429,914	12,516,397

DEDUCTIONS
Benefits paid to participants	5,355,378	962,506	6,317,884	4,914,008	538,495	5,452,503
Third-party administrator charges	121,034	24,463	145,497	68,038	26,686	94,724
Total deductions from net assets	5,476,412	986,969	6,463,381	4,982,046	565,181	5,547,227
Net increase in net assets available for benefits	9,487,094	2,662,656	12,149,750	5,104,437	1,864,733	6,969,170

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	43,368,573	5,639,854	49,008,427	38,264,136	3,775,121	42,039,257

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$52,855,667	$8,302,510	$61,158,177	$43,368,573	$5,639,854	$49,008,427

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2003 and 2002

BASIS OF PRESENTATION

The accompanying financial statements of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (the Plan) have been prepared using the accrual method of accounting.

INVESTMENTS

The Plan’s investments are held by CIGNA Bank & Trust Company, FSB as trustee for the Plan. The Plan’s investment options currently include Key Energy Services, Inc. (the Plan Administrator and Sponsor) common stock and investment contracts with Connecticut General Life Insurance Company (CIGNA).  Participants may direct a portion of their account to be invested in Sponsor common stock, but part of the investments in Sponsor common stock are not participant directed and it is not administratively feasible to separate these investments; therefore, investments in Sponsor common stock are all reported as nonparticipant directed investments.  Investments in Sponsor common stock are stated at fair value, as determined by quoted market prices, in the accompanying financial statements.

Participants may direct investment of their account to a variety of investment contracts. Assets invested in the CIGNA Guaranteed Income Account are maintained in CIGNA’s general account.  CIGNA credits the account with earnings on the underlying investments and charges the account for participant withdrawals and administrative expenses.  The contract is included in the accompanying financial statements at fair value as reported to the plan by CIGNA.  Fair value is deemed to approximate contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct withdrawal or transfer all or a portion of their investment at contract value; however, CIGNA has the right to defer such withdrawals or transfers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and interest rates were approximately 2.88% and 5.33% for 2003 and 2002, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer and is adjusted on a semi-annual basis to reflect market conditions.

Other investment contract investment options include various CIGNA pooled separate accounts (PSAs). The only amounts that CIGNA allows to be allocated to these PSAs are amounts contributed in accordance with the terms of pension or profit sharing plans qualified under section 401 of the IRC, as amended, governmental plans as defined in section 414(d) of the IRC, as amended, or eligible deferred compensation plans as defined in section 457 of the IRC, as amended.  Assets allocated to the PSAs are segregated from CIGNA’s other assets and are subject only to the claims of contracts participating in each PSA.  Any transfer, distribution or disbursement from these PSAs may be delayed for a period of up to thirty days, if there is a negative cash flow into the PSA, considering all contracts with funds in the PSA on that valuation date.

Certain of these PSAs invest primarily either in publicly issued bonds or common stocks of domestic or non-United States companies, other types of equity securities or in debt-types of securities.  Such assets may, however, be invested in any investment which CIGNA deems to be permissible, in its sole discretion, under applicable law.  Any income, gains or losses, realized or unrealized, from the assets in these PSAs are credited to or charged against said PSA without regard to the other income, gains or losses of CIGNA.  These PSAs are divided into units of participation.  The value of a unit of participation is determined by CIGNA daily and is equal to the market value of the account, determined by CIGNA based on its established procedures for valuing assets, divided by the total number of units of participation.

Other PSAs invest in shares of underlying mutual funds sponsored and advised by investment companies not related to CIGNA.  In addition, from time to time, CIGNA may invest such assets in short-term money market instruments, cash or cash equivalents.  Any income, gains or losses, realized or unrealized, from the assets in these PSAs are credited to or charged against that PSA without regard to the other income, gains or losses of CIGNA.  These PSAs are divided into units of participation.  The value of a unit of participation is determined by CIGNA daily and is based on the market value of the assets in the PSA at the close of CIGNA’s business on that day, divided by the total number of units of participation.  The market value of the investments in these PSAs is determined by the net asset value (NAV) of the shares plus the value of any dividends and capital gain distributions.

PAYMENT OF BENEFITS

Benefits are paid when due and recorded when paid.

ADMINISTRATIVE COSTS

Certain administrative services and the use of office fixtures and equipment are provided to the Plan by the Sponsor and no provision for these costs are included in the accompanying financial statements.  All other administrative expenses are recognized when incurred.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

RECLASSIFICATION

Certain amounts in the 2002 financial statements have been reclassified to conform with the 2003 presentation.

This information is an integral part of the accompanying financial statements.

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan is provided for general information.  Participants should refer to the Plan document for more complete information concerning the Plan’s provisions.

General

The Plan is a contributory, defined contribution plan covering substantially all employees of the Sponsor.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

As amended in January 2002, participants may contribute up to 100% of their eligible considered compensation annually.  Eligible considered compensation, as defined in the Plan, is the participant’s pretax compensation less any contributions to any cafeteria plan or other deferred compensation plans, garnishments, and withholdings for applicable payroll taxes.  Participants may also contribute amounts representing distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers 22 investment options, including the Key Energy Employer Stock Fund, which invests in Sponsor common stock.  The Sponsor contributes 100% of the first 3% of base compensation that a participant contributes to the Plan up to $1,000.  The Sponsor’s matching contribution is invested in the Key Energy Employer Stock Fund.  Additional profit sharing amounts may be contributed at the option of the Sponsor’s board of directors and are invested in a portfolio of investments as directed by the Participant.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s contributions and earnings on the participant’s account investments. Sponsor contribution allocations are based on pro rata participant compensation.

Vesting

Participants are always vested in their contributions and earnings thereon. Participants vest in the Sponsor’s contribution portion of their accounts (including earnings thereon) based on years of continuous service within a 4-year graded vesting schedule.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 11.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution upon termination for other reasons.

Forfeited Accounts

At December 31, 2003 and 2002 forfeited non-vested accounts totaled $117,503 and $32,932, respectively. Forfeitures are available to reduce administrative expenses and future employer contributions and were used as follows:

	2003	2002

Administrative expenses	$54,583	$18,141

Employer contributions	$63,848	$2,374

Amendment

The Plan was amended and restated during 2002 to modify the compensation deferral guidelines. Additionally, the amended and restated Plan contained numerous technical changes to ensure that the terms and provisions of the Plan continue to meet the requirements for qualification and exemption under applicable provisions of certain regulatory codes and acts.

Tax Status

The Internal Revenue Service (IRS) had determined and informed the Sponsor by a letter dated September 7, 2001, that the Plan and related Trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable IRC requirements.

Termination

Although it has no intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would automatically become 100% vested in their Sponsor contributions.

NOTE 2 - INVESTMENTS

Components of the Plan’s investments are presented below.  Individual investments that represent five percent or more of the Plan’s net assets are separately identified with an asterisk (*).  Investments at fair value as determined by quoted market price are identified with “QMP.”  Investments at fair value as determined by CIGNA in accordance with contract terms are identified with “Con.”  The Key Energy Stock Fund is nonparticipant directed; all other investments are participant directed.

		Fair Value Determined By	2003	2002

*	Stock Index Fund	Con	$3,053,792	$2,112,402
*	State Street Global Advisors Intermediate Bond Account	Con	3,178,278	3,026,358
*	Fidelity Advisor Growth Opportunities	Con	4,185,693	2,956,773
*	Balanced I-Wellington Management	Con	3,084,963	2,569,216
*	John A. Levin Large Cap Value	Con	2,763,304	2,371,133
	Other pooled separate accounts	Con	12,469,014	8,012,201
	Pooled separate accounts(1)	Con	28,735,044	21,048,083
*	CIGNA Guaranteed Income Account	Con	19,938,294	19,032,880
	Insurance Contracts		48,673,338	40,080,963
*	Key Energy Employer Stock Fund	QMP	8,168,840	5,555,225
			$56,842,178	$45,636,188

(1)Pooled separate accounts invested exclusively in shares of mutual funds sponsored and advised by investment companies not related to CIGNA are described by the name of that mutual fund in the table above.

During the years ended December 31, 2003 and 2002 participant directed investments (including gains and losses realized and unrealized) appreciated (depreciated) in value by $5,787,975 and ($3,900,246), respectively.

During the years ended December 31, 2003 and 2002, non-participant directed investments, Key Energy common stock, appreciated (depreciated) in value (including gains and losses realized and unrealized) by $897,255 and ($135,245), respectively.

NOTE 3 - PLAN MERGER

During 2002, a certain employee benefit plan sponsored by a company acquired by the Sponsor was merged into the Plan.  In connection with this merger, investments of $5,398,929 were transferred into the Plan.  In addition, participant loans of $443,650 were transferred into the Plan in 2002.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Employer pays certain administrative expenses of the Plan. In addition, the Employer provides certain administrative services to the Plan at no cost.  These costs were not significant.

NOTE 5 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6 - SUBSEQUENT EVENT

Effective January 1, 2004, the Sponsor contribution provisions of the Plan were changed to allow for Sponsor matching contributions of 100% of the first 4% of participant base compensation.  The new provisions also provide for the removal of the Sponsor contribution ceiling of $1,000.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

KEY ENERGY SERVICES, INC.

401(k) SAVINGS AND RETIREMENT PLAN **

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2003

(a)	(b) Identify of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost (1)	(e) Current Value

*	Connecticut General Life Insurance Company	Guaranteed Income Fund		$19,938,294

*	Connecticut General Life Insurance Company	Pooled Separate Accounts with CIGNA:
		Stock Index Fund		3,053,792
		Fidelity Advisor Value Strategies A		1,556,660
		Janus Worldwide Account		1,755,788
		State Street Global Advisors Intermediate Bond Account		3,178,278
		Templeton Foreign Account		567,351
		Fidelity Advisor Growth Opportunities		4,185,693
		John A. Levin Large Cap Value		2,763,304
		Goldman Sachs Large Cap Growth		400,647
		Morgan Stanley Large Cap Growth		658,006
		Janus Advisor Growth Account		852,379
		INVESCO Dynamics		2,314,637
		Perkins Wolf McDonnell Small Cap Value		1,466,784
		Timessquare Small Cap Growth		459,214
		INVESCO Small Company Growth Account		973,131
		CIGNA Lifetime20		290,705
		CIGNA Lifetime30		419,413
		CIGNA Lifetime40		406,377
		CIGNA Lifetime50		228,645
		CIGNA Lifetime60		119,277
		Balanced I - Wellington Management		3,084,963

*	CIGNA Financial Services, Inc.	Key Energy Employer Stock Fund		8,168,840

		Loans to Participants; interest rates between 5% and 11.5%; with various maturity dates		4,008,436
				$60,850,614

*	An asterisk (*) in column (a) indicates a party-in-interest to the Plan.
**	Employer identification number (EIN) - 04-2648081
Plan number (PN) - 001
(1)	Cost information is omitted with respect to participant and/or beneficiary-directed transactions.